SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for November 2019

São Paulo, December 6, 2019 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline by market share, announces today preliminary air traffic figures for the month of November 2019. Comparisons refer to the same period of 2018.

Highlights

|         GOL’s domestic supply (ASK) increased 8.9% and demand (RPK) increased by 6.3%. GOL’s domestic load factor was 81.7%. The slight decrease in load factor was mainly due to GOL’s discipline in yield management and some spill caused by a temporary suspension of sales on flights impacted by unscheduled aircraft maintenance. The volume of departures increased by 8.5% and seats increased by 11.6% over November 2018.

|         GOL’s international supply (ASK) and demand (RPK) decreased by 9.3% and 13.2% respectively, and international load factor was 72.8%.  The decrease in load factor was mainly due to lower demand in Argentina and Chile.

|         GOL’s total supply (ASK) was 6.4% higher due to a 11.0% increase in seats and a 7.9% increase in departures. GOL’s total demand (RPK) increased by 3.8% in comparison to November 2018 and consolidated load factor was 80.7%.

	Monthly Traffic Figures (¹)			Accumulated Traffic Figures (¹)			LTM Traffic Figures (¹)
Operational data *	Nov/19	Nov/18	% Var.	11M19	11M18	% Var.	Nov/19 LTM	Nov/18 LTM	% Var.
Total GOL
Departures	21,730	20,143	7.9%	234,655	226,936	3.4%	257,705	250,401	2.9%
Seats (thousand)	3,887	3,503	11.0%	41,213	38,926	5.9%	45,243	42,856	5.6%
ASK (million)	4,209	3,958	6.4%	46,230	43,349	6.6%	50,939	47,888	6.4%
RPK (million)	3,396	3,272	3.8%	37,893	34,499	9.8%	41,829	38,180	9.6%
Load Factor	80.7%	82.7%	-2.0 p.p	82.0%	79.6%	2.4 p.p	82.1%	79.7%	2.4 p.p
Pax on board (thousand)	3,093	2,857	8.3%	32,956	30,096	9.5%	36,269	33,197	9.3%
Domestic GOL
Departures	20,524	18,923	8.5%	219,144	214,216	2.3%	240,790	236,353	1.9%
Seats (thousand)	3,679	3,295	11.6%	38,524	36,658	5.1%	42,312	40,354	4.9%
ASK (million)	3,716	3,413	8.9%	39,682	38,377	3.4%	43,733	42,423	3.1%
RPK (million)	3,036	2,858	6.3%	32,886	30,845	6.6%	36,317	34,146	6.4%
Load Factor	81.7%	83.7%	-2.0 p.p	82.9%	80.4%	2.5 p.p	83.0%	80.5%	2.5 p.p
Pax on board (thousand)	2,939	2,696	9.0%	31,021	28,437	9.1%	34,149	31,358	8.9%
International GOL
Departures	1,206	1,220	-1.1%	15,511	12,720	21.9%	16,915	14,048	20.4%
Seats (thousand)	208	208	0.3%	2,690	2,268	18.6%	2,931	2,503	17.1%
ASK (million)	494	545	-9.3%	6,548	4,972	31.7%	7,206	5,464	31.9%
RPK (million)	360	414	-13.2%	5,007	3,654	37.0%	5,512	4,034	36.6%
Load Factor	72.8%	76.1%	-3.3 p.p	76.5%	73.5%	3.0 p.p	76.5%	73.8%	2.7 p.p
Pax on board (thousand)	155	160	-3.6%	1,935	1,659	16.6%	2,120	1,839	15.2%
On-time Departures	85.0%	85.2%	-0.2 p.p	90.2%	92.7%	-2.5 p.p	89.6%	92.6%	-3.0 p.p
Flight Completion	99.4%	98.7%	0.7 p.p	97.9%	98.4%	-0.5 p.p	98.0%	98.5%	-0.5 p.p
Cargo Ton (thousand)	9.2	9.7	-5.5%	90.6	99.1	-8.6%	100.7	109.6	-8.1%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for November 2019

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 125 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.